January 24, 2011

VIA EDGAR AND COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

RE:	Amendment No. 1 to Registration Statement on Form F-4
Filed on January 21, 2011

Dear Mr. Schwall:

On behalf of Seawell Limited (“Seawell”) we hereby submit responses to the Staff’s comments regarding Amendment No. 1 (the “Amendment”) to Seawell’s Registration Statement on Form F-4 filed on January 21, 2011 (the “Registration Statement”), as set forth in the Securities and Exchange Commission’s letter to Max Bouthillette, dated January 24, 2011 (the “Comment Letter”). We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Allis-Chalmers Energy Inc. (“Allis-Chalmers”) regarding the Staff’s comments to the Amendment.

For your convenience, we have repeated each of the Staff’s comments in bold prior to the response. The references to page numbers and footnotes in the headings are to the Amendment.

Amendment No. 1 to Registration Statement on Form F-4

General

1.	Please continue to update your disclosure to provide information as of the latest practicable date. For example, and without limitation, please update the Norwegian/Krone exchange rate and the exchange ratio value in your letter to stockholders.

Response: The final proxy statement/prospectus is dated January 21, 2011. The information included in the Amendment is as of the latest practicable date before the date of the proxy statement/prospectus. In addition, we have provided updated information in the Supplement (defined below).

Questions and Answers about the Merger, page i

What are the U.S. federal income tax consequences of the merger for me?, page vi

2.	We note your disclosure that counsel are unable to render opinions at this time as to whether Allis-Chalmers stockholders will be subject to tax on the merger. Please highlight this disclosure with prominent type, and provide this disclosure at the beginning of the answer under this heading at page vi. In addition, we note that you removed from your disclosure your statement that for the purposes of deciding how to vote, Allis-Chalmers stockholders should assume that the merger will be subject to tax due to the application of Section 367(a)(I). However, it is not clear why you removed such disclosure. Please revise your filing to include such disclosure, and provide such disclosure in prominent type. In addition, please clarify, if true, that if the merger will be subject to tax due to the application of Section 367(a)(I), the adverse tax consequences that you describe at page vi will apply. This comment also applies to your disclosure under the heading “Material U.S. Federal Income Tax Consequences” at page 12, and your risk factor disclosure at page 29.

Response: Seawell and Allis-Chalmers are comfortable that the disclosure in the Amendment satisfies the applicable disclosure obligations with respect thereto. However, in order to address the Staff’s comment, in lieu of modifying the Registration Statement and incurring the significant expense of re-printing the proxy statement/prospectus, Seawell and Allis-Chalmers propose mailing to the Allis-Chalmers stockholders a supplement that includes additional disclosure in response to the Staff’s comment. Attached to this letter is a proposed form of supplement (the “Supplement”) for that purposes. Seawell and Allis-Chalmers propose to mail the supplement to Allis-Chalmers stockholders with, or as soon as practicable after, the mailing of the proxy statement/prospectus. Each of Seawell and Allis-Chalmers would file the supplement under Rule 425.

Material Federal U.S. Income Tax Consequences, page 149

Application of Section 367 of the Code, page 153

3.	Please refer to the following disclosure at page 153, at the end of the first full paragraph: “If you do not expect the test described above to be satisfied on the closing date, you should assume, for purposes of deciding how to vote, that the merger will be treated as follows: if Section 367(a)(I) applies to the merger, a U.S. holder of Allis-Chalmers common stock would recognize gain (but not loss) in an amount equal to the excess, if any, of the amount of cash plus the fair market value as of the closing date of the merger of any Seawell common shares received in the merger, over such U.S. holder’s tax basis in the shares of Allis-Chalmers common stock surrendered by the U.S. holder in the merger. Any gain so recognized would generally be long-term capital gain if the U.S. holder has held the Allis-Chalmers common stock for more that [sic) one year at the time the Merger is completed.” (emphasis added) Please revise your disclosure to clarify that because counsel are unable to render opinions at this time as to whether Allis-Chalmers stockholders will be subject to tax on the merger, Allis-Chalmers stockholders should assume, for purposes of deciding how to vote, that Section 367(a)(I) will apply to the merger, and that a U.S. holder of Allis-Chalmers common stock will be subject to the resulting tax consequences that you describe.

Response: Seawell and Allis-Chalmers are comfortable that the disclosure in the Amendment satisfies the applicable disclosure obligations with respect thereto. However, in order to address the Staff’s comment, in lieu of modifying the Registration Statement and incurring the significant expense of re-printing the proxy statement/prospectus, Seawell and Allis-Chalmers propose mailing to the Allis-Chalmers stockholders the Supplement, which includes additional disclosure in response to the Staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (713) 655-5115. Please send any future responses by facsimile to Skadden, Arps, Slate, Meagher & Flom LLP at (713) 655-5200 (Attention: Frank Bayouth) and Andrews Kurth LLP at (713) 238-7279 (Attention: Henry Havre).

Sincerely,

/s/ Frank Bayouth
Frank Bayouth

cc:	Max Bouthillette (Seawell Limited)
Theodore Pound (Allis-Chalmers Energy Inc.)
Henry Havre (Andrews Kurth LLP)

Enclosure

PROXY STATEMENT/PROSPECTUS SUPPLEMENT

(TO PROXY STATEMENT/PROSPECTUS dated January 21, 2011)

IMPORTANT SUPPLEMENTAL INFORMATION REGARDING

TAX TREATMENT OF THE MERGER

This supplement is furnished by Seawell Limited (“Seawell”) and Allis-Chalmers Energy Inc. (“Allis-Chalmers”) in connection with the solicitation of proxies for use at a special meeting of the stockholders of Allis-Chalmers relating to the proposed merger of Allis-Chalmers with and into a wholly owned subsidiary of Seawell. The meeting is scheduled for February 23, 2011 at 10:00 a.m., local time, and will be held at the Westin Galleria Hotel, Chevy Chase Room, 5060 West Alabama Street, Houston, Texas 77056. This supplement amends and supplements the proxy statement/prospectus dated January 21, 2011, which was first mailed to Allis-Chalmers’ stockholders on or about January 25, 2011.

As described in the proxy statement/prospectus, counsel are not able to render opinions at this time as to whether Allis-Chalmers stockholders will be subject to tax on the merger. As a result, in deciding whether to vote to approve and adopt the merger agreement, Allis-Chalmers stockholders are urged to assume that the merger will be subject to tax due to the application of Section 367(a)(1). In general, this means that:

•

a U.S. holder of Allis-Chalmers common stock would recognize gain (but not loss) in an amount equal to the excess, if any, of the amount of cash plus the fair market value as of the closing date of the merger of any Seawell common shares received in the merger, over such U.S. holder’s tax basis in the shares of Allis-Chalmers common stock surrendered by the U.S. holder in the merger; and

•	any gain so recognized would generally be long-term capital gain if the U.S. holder has held the Allis-Chalmers common stock for more than one year at the time the merger is completed.

For a more complete description of the material U.S. federal income tax consequences of the merger, please see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 149 of the proxy statement/prospectus.

On January 24, 2011, the closing sale price per share of Seawell common shares was NOK 39.60, as reported on the Oslo Stock Exchange, which, based on the NOK/$ exchange rate on such date of NOK 1.00 = $0.1730, represented $6.85, and the closing sale price per share of Allis-Chalmers common stock was $7.68 as reported on the NYSE.

This supplement, which you should read in conjunction with the proxy statement/prospectus, is first being mailed to Allis-Chalmers stockholders on or about January 25, 2011.

THE SEAWELL COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Seawell has filed a registration statement (including the proxy statement/prospectus) with the SEC for the offering to which this communication relates. Before you vote, you should read the proxy statement/prospectus in the registration statement and other documents that Seawell has filed with the SEC for more complete information about Seawell and the merger. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Allis-Chalmers will arrange to send you the proxy statement/prospectus if you request it by calling (713) 369-0550.

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